Mail Stop 3561

February 25, 2009

Via Fax & U.S. Mail

Ms. Curtis J. Clawson
Chief Executive Officer
Hayes Lemmerz International Inc.
15300 Centennial Drive
Northville, MI 48168

> **Re:    Hayes Lemmerz International, Inc.**
> **Form 10-K for the year ended January 31, 2008**
> **Filed April 10, 2008**
> **File No. 0-50303**

Dear Mr. Clawson:

We have reviewed your response letter dated February 11, 2009 in response to our letter dated October 2, 2008, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 9.  Bank Borrowing, Other Notes, and Long-term Debt, page 60
Rights Offering, page 61

1. We note your response to our prior comment number 5 but are unclear as to why the Company does not believe that its earnings per share computations for the fiscal year ended January 31, 2008 require restatement in addition to those for the fiscal years ended January 31, 2007 and 2006. Since the rights offering was contingent upon shareholder approval which did not occur until May 4, 2007, it appears that the Company's weighted average shares outstanding for the fiscal 2008 period prior to the rights offering on May 4, 2007 should be adjusted similarly to the shares used in the Company's computations of earnings per share for the fiscal years ended January 31, 2007 and 2006. Please revise your earnings

per share computations for the fiscal year ended January 31, 2008 and any other quarterly and year-to-date periods presented in future filings that are impacted by this error to comply with the guidance in paragraph 55 of SFAS No.128.

2. Also, although we will not object to the Company's decision not to amend its Annual Report on Form 10-K for the fiscal year ended January 31, 2008 to correct the errors in the earnings per share computations for the fiscal years ended January 31, 2008 and 2007, we believe that the Company should immediately file a report on Form 8-K to report the errors pursuant to the guidance in Item 4.02 of Form 8-K. The report on Form 8-K should disclose the nature of the errors discovered in the Company's previously issued financial statements and the impact on previously reported earnings per share amounts for all of the affected periods.

3. Furthermore, when the errors are corrected in the Company's financial statements included in the Company's upcoming Annual Report on Form 10-K for the fiscal year ended January 31, 2009, please ensure that the disclosures provided comply with the requirements outlined in paragraphs 25 and 26 of SFAS No.154. Please note that your Selected Financial Data included in Item 6 and your Selected Quarterly Financial Data presented in Note 19 for any periods in which this error occurred will require similar revisions and disclosures. Your future Quarterly Reports on Form 10-Q which include quarterly and year to date periods impacted by this matter should also include the disclosures required by SFAS No.154.

Goodwill impairment testing

4. We note from your critical accounting policies discussion on page 37 of MD&A in your Annual Report on Form 10-K that you conduct your annual goodwill impairment test on November 1[st] of each fiscal year. However, we note that no discussion regarding the outcome of your most recent goodwill impairment test has been provided in your Quarterly Report on Form 10-Q for the quarter ended October 31, 2008 which was filed on December 5, 2008.We also note that the trading prices of the Company's outstanding common shares has declined significantly during the quarter ended January 31, 2009 and totaled approximately

$.10 per common share at January 31, 2008, resulting in the Company's market capitalization totaling approximately $10.2 million which is significantly less than the book value of the Company's net assets at the date of its most recent quarterly report on Form 10-Q. This factor, coupled with continued deterioration in the automotive and related industries and the US economy and other global markets as a whole during the later part of 2008, as well as the declining sales levels experienced by the Company during the quarter ended October 31, 2008 are indications that an updated goodwill impairment test should be performed pursuant to the guidance in paragraph 28 of SFAS No. 144 as of January 31, 2009. As a result of these deteriorating economic conditions, we also believe that the Company should perform an updated impairment analysis with respect to its other long-lived and intangible assets pursuant to the guidance in paragraph 8 of SFAS No.144 and paragraph 17 of SFAS No.142 as of January 31, 2009. Please note that to the extent that the Company's actual results for annual and quarterly periods have not met those anticipated or projected in completing the Company's prior impairment analysis as of November 1, 2008 it appears that an impairment charge with regard to the Company's goodwill and other long-lived assets may be warranted at January 31, 2009. Upon completion, please provide us with the results of your most recent annual impairment analysis as of November 1, 2008 and your updated analysis as of January 31, 2009 with respect to your goodwill and other long-lived assets.

5.  Please note that assuming no impairment charges are determined to be required as a result of your updated impairment analysis, we would expect the Company to significantly expand the disclosures in its financial statements and MD&A to explain in detail the methods and assumptions used in the Company's impairment analysis for its goodwill and other long-lived tangible and intangible assets. Robust disclosures should also be provided to explain the facts and circumstances responsible for the difference between the market capitalization of the Company's common shares as indicated by recent trading prices of the Company's shares and the book value of the Company's net assets at January 31, 2009. We may have further comment upon review of your response.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.


Sincerely,


Linda Cvrkel
Branch Chief

Via Fax: Mr. Mark A. Brebberman, CFO
(734) 737-5942